UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated May 3, 2012.

CONTENTS

Results of Special General Meeting of Shareholders

At the Special general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held on May 2, 2012, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)
The agreements dated March 19, 2012 between the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP, pursuant to which, a loan agreement between a third party and the Company shall be assigned to such shareholders, the terms of the loan shall be revised and additional loans shall be extended to the Company by the three shareholders, as set forth in the proxy statement dated March 27, 2012, and the first amendment signed on April 15, 2012, as set forth on the supplement to the proxy statement dated April 16, 2012, were approved.

(2)
The exemption of the Company's directors and officers from any liability in connection with the transaction specified under Item 1 above and any related transaction with any third party; and the indemnification of the Company's directors and officers in  respect thereof, to the fullest extent permitted by law and the Company's Articles of Association was approved.

(3)	The appointment of Ms. Adi Bershadsky as an outside director of the Company for a three-year term was approved.

(4)	The grant of restricted share units, to the Company’s outside directors was approved.

(5)	The grant of restricted share units to Mr. Mel Keating, the Chairman of the Board of Directors of the Company, was approved.

(6)	The grant of restricted share units to the Company's non-employee directors was approved.

(7)	The renewal of the Company's directors' and officers' insurance policy was approve and ratified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP, General Counsel

Dated: May 3, 2012